UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No.  6  )*



                Inamed Corporation
                 (Name of Issuer)


                   Common Stock
          (Title of Class of Securities)

                   453235103
                  (CUSIP Number)

              Jonathan Green, Esq.
            Appaloosa Management L.P.
           51 John F. Kennedy Parkway
             Short Hills, New Jersey
                      07078
                  (201) 376-5400
            Robert C. Schwenkel, Esq.
              Fried, Frank, Harris,
               Shriver & Jacobson
               One New York Plaza
            New York, New York 10004
                  (212) 859-8000


   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                     July 8, 1997
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Exhibit Index:  Page 10
                Page 1 of 14 Pages
                   SCHEDULE 13D

CUSIP No. 453235103             Page 2 of 14 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

          7    Sole Voting Power
      Number of4,126,779
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person4,126,779
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person
     4,126,779

12   Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     35.16%

14   Type of Reporting Person*
     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No. 453235103             Page 3 of 14 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David A. Tepper

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

          7    Sole Voting Power
      Number of4,126,779
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person4,126,779
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person
     4,126,779

12   Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     35.16%

14   Type of Reporting Person*
     IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D

     This Amendment No. 6 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and together with the Manager, collectively, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997 and Amendment No. 5 filed on June 12, 1997 (the "Schedule 13D"), relates to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.  The Schedule 13D is hereby amended and
supplemented as follows:


 Item 5.Interest in Securities of the Issuer


     As previously reported in the Schedule 13D and Amendment No. 5 thereto, (i) the Partnership, Palomino and Ferd purchased $10,032,700, $8,163,100 and $2,304,200 principal amount of the 11% Secured Convertible Notes due 1999 of the Company, respectively (or $20,500,000 principal amount of the Notes in the aggregate), and (ii) the Partnership, Palomino, Ferd and Reliance held 484,019, 257,188, 6,744 and 86,849
Shares, respectively (or 834,800 Shares in the aggregate).

     Giving effect to the Second Supplemental Indenture to the Indenture, dated as of July 2, 1997 (the "Second Supplemental Indenture") (Exhibit A hereto and incorporated by reference herein) and the other transactions contemplated thereby, including the partial redemption of the Notes contemplated in the Consent and Waiver (as defined below)and
Section 9.2 of the Indenture, the Partnership, Palomino and Ferd may be deemed to hold $5,732,971, $4,664,629 and $1,316,686 principal amount of the Notes, respectively (or $11,714,286 principal amount of the Notes in the aggregate). Based upon the potential conversion of the Notes at a conversion price of $5.50 a Share at a conversion rate of 103% of the principal amount of the Notes, the Partnership, Palomino and Ferd may be deemed to have beneficial ownership (as a result of their ownership of the Notes) of 1,073,629, 873,557 and 246,579 Shares, respectively (or 2,193,765 Shares in the aggregate). In connection with the foregoing transactions, the Partnership, Palomino and Ferd were issued Warrants representing the right to purchase 537,466, 437,309 and 123,439 Shares, respectively (or 1,098,214 Shares in the aggregate).

     Accordingly, as of the date hereof, the Partnership, Palomino, Ferd and Reliance may be deemed to have beneficial ownership of 2,095,114, 1,568,054, 376,762 and 86,849 Shares,
respectively (or 4,126,779 Shares in the aggregate).

(a)  This statement on Schedule 13D relates to 4,126,779
     Shares which may be deemed to be beneficially owned by the Reporting Persons and which constitute approximately
     35.16% of the issued and outstanding Shares.


(b) The Manager may be deemed to have sole voting and dispositive power with respect to 4,126,779 Shares. Mr.
     Tepper may be deemed to have sole voting and dispositive power with respect to 4,126,779 Shares.

(c)  Not applicable.

(d)  Not applicable.

  (e)Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     The Company, the Purchasers and certain other holders of the Notes have agreed to certain modifications to the terms of the Notes and the Warrants as described below and in the Second Supplemental Indenture. In addition, the Company agreed (i) to return $14,768,571 in escrowed funds held pursuant to the Escrow Agreements to the Purchasers and the other Holders of the Notes (collectively, the "Holders") in a partial redemption of the Notes pro rata based upon the respective principal amounts of the Notes owned by the Purchasers and the other Holders and (ii) to issue to the Purchasers and the other Holders warrants to purchase 1,846,071 Shares (the "Warrants") pro rata based upon the respective principal amounts of the Notes owned by the Purchasers and the other Holders on the date of issuance of the Warrants.

     Pursuant to the Warrant Agreement, dated as of July 2, 1997, between the Company and the U.S. Stock Transfer Corporation (the "Warrant Agreement") (Exhibit B hereto and incorporated by reference herein), the Warrants will be exercisable, at any time, in whole or in part, by the holders thereof after August 15, 1997, and prior to March 31, 2000 at an exercise price of $8.00 per Share. The Purchasers received Warrants that will represent, in the aggregate, the right to purchase 1,098,214 Shares. Under certain circumstances, the Company will have the right to repurchase any outstanding Warrants at a repurchase price of $.01 per warrant. The Company has further agreed (i) to use its best efforts to register with the Securities and Exchange Commission on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), on or before July 31, 1997 (or cause an appropriate post-effective amendment to be made to an existing registered registration statement on or prior to such date), and use its best efforts to become effective on or before October 31, 1997, a registration statement with respect to the Warrants and the aggregate amount of Shares to be issued upon exercise of the Warrants and (ii) to keep such registration statement effective for a period of time required for disposition of such Warrants or Shares by the Holders. In the event such registration statement is not filed on or prior to July 31, 1997, the exercise price of the Warrants will be reduced by $.50. In the event such registration statement is not declared effective on or prior to October 31, 1997, the exercise price of the Warrants will be reduced by $.50.

     The Second Supplemental Indenture provides that (i) the conversion price for the Notes shall be $5.50 per Share and
(ii) the Notes are to be converted at a rate of 103% of their principal amount; provided, however, that, subject to certain de minimis exceptions, each Holder may only convert up to forty percent (40%) of the initial aggregate principal amount of Notes held by such Holder in any 60-day period.

     On July 8, 1997, in connection with the transactions described above the Manager, on behalf of the Accounts, (i) by letter dated as of July 2, 1997 (the "Withdrawal Letter")(Exhibit C hereto and incorporated by reference herein), revoked and withdrew its notice of the defaults to the Company in the Default Letter (previously reported in the Schedule 13D and Amendment No. 5 thereto), (ii) executed a Consent and Waiver, dated July 2, 1997 (the "Consent and Waiver")(Exhibit D hereto and incorporated by reference herein), pursuant to which the Manager and certain other holders of the Notes consented to the execution and delivery of the Second Supplemental Indenture and waived certain defaults under the Indenture and the Note Purchase Agreement,
(iii) entered into a Standstill Agreement with the Company and Donald K. McGhan and his affiliates (collectively, "McGhan"), dated as of July 2, 1997 (the "Standstill Agreement") (Exhibit E hereto and incorporated by reference herein), (iv) entered into a Letter Agreement with the Company, dated as of July 2, 1997 (the "Letter Agreement")(Exhibit F hereto and incorporated by reference herein), and (v) became a third-party beneficiary to the Company's Rights Agreement, dated as of June 2, 1997, as amended (the "Rights Agreement").

     Pursuant to the Standstill Agreement, the Manager agreed that it would not, until September 30, 1997: (i) by purchase, conversion of a derivative security, or otherwise, acquire, or agree to acquire, ownership (including, but not limited to, beneficial ownership) of any Shares, or any notes, debentures or other securities which may be convertible or exchangeable into Shares, provided, however, that the Manager may convert any Notes and Warrants which it currently holds and may exercise any of its preemptive rights under Section 8.12 of the Indenture governing any Notes which it currently holds;
(ii) make any public announcement with respect to (a) any proceeding under the bankruptcy laws (whether or not consensual), or (b) the acquisition of beneficial ownership of Shares, or (c) any extraordinary transaction or merger consolidation, sale of substantial assets or business combination involving the Company or any of its affiliates;
(iii) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act")), or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or any of its affiliates; (iv) form, join or in any way participate in a "group" (as such term is used in Section 13d(3) of the Exchange Act) to take any action otherwise prohibited under the Standstill Agreement; (v) publicly initiate or propose any shareholder proposals for submission to a vote of shareholders, whether by action at a shareholder meeting or by written consent, with respect to the Company or any of its affiliates or propose the removal of any member of the Board of Directors; or (vi) publicly request the Company (or its directors, officers, employees or agents) to amend or waive any provision of the Standstill Agreement or otherwise seek any modification to or waiver of any of the agreements or obligations hereunder.

     Pursuant to the Standstill Agreement, during the term of the Standstill Agreement, with respect to each matter submitted to the shareholders of the Company for a vote, whether at a meeting or pursuant to any consent of shareholders, the Manager and McGhan agreed to vote (whether by proxy or otherwise) all Shares owned by each of them in proportion to the vote of all other shareholders.

     Pursuant to the Standstill Agreement, McGhan shall not by purchase, conversion of a derivative security, or otherwise, acquire, or agree to acquire, ownership (including, but not limited to, beneficial ownership) of any Shares, or any notes, debentures or other securities which may be convertible or exchangeable into Shares; provided, however, that McGhan may convert any Notes, Warrants or options which he held as of June 30, 1997. In addition, notwithstanding the foregoing, following the Company's public disclosure of the hiring of a new Chief Financial Officer, McGhan may become the "Beneficial Owner" of up to, but not exceeding, 19.9% of the outstanding Shares.

     The Standstill Agreement shall terminate on September
30, 1997 unless terminated earlier due to (i) the occurrence and continuance of an Event of Default (as defined in the Indenture) under the Indenture, (ii) a determination that defaults existed under the Indenture for the year ended December 31, 1996 and the quarter ended March 31, 1997, but were not disclosed to the Manager in connection herewith,
(iii) the failure of the Company at any time to properly disclose material events in its filings with the Securities and Exchange Commission, (iv) a breach by the Company of any covenants set forth in the Standstill Agreement or in any other agreement entered into with Appaloosa in connection therewith, or (v) the date on which the Manager makes a reasonable and good faith determination that the Company's maximum exposure in the breast implant litigation is materially greater than the amount previously disclosed to the Manager in connection with the Standstill Agreement.

     Pursuant to the Letter Agreement, the Company agreed to, among other things, (i) register the Shares held by the Accounts in certain circumstances, (ii) indemnify and hold harmless the Manager and its affiliates from claims and liabilities arising out of the execution of the Letter Agreement, Indenture (as amended by the Second Supplemental Indenture), the Warrant Agreement, the Consent and Waiver and the Standstill Agreement, (iii) pay certain legal fees incurred by the Manager relating to the above-described transactions, (iv) cause a designee of the Manager to be nominated to the Board of Directors of the Company and (v) provide the Manager with certain information on an ongoing basis with respect to the Company's operations.

     The Company executed Amendment No. 2, dated as of July
2, 1997, to the Rights Agreement ("Amendment No. 2"). Pursuant to Amendment No. 2, the Company agreed (i) to exempt the Manager and its affiliates from the application of certain provisions of the Rights Agreement to the acquisition of additional Shares through the conversion of the Notes, the exercise of the Warrants or the exercise of any pre-emptive rights they may have as holders of the Notes under the Indenture and (ii) to delete certain "continuing directors" provisions from the Rights Agreement.

     Except as set forth above, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


 Item 7.Material to Be Filed as Exhibits

      Exhibit A:Second Supplemental Indenture

      Exhibit B:Warrant Agreement

      Exhibit C:Withdrawal Letter

     Exhibit D:     Consent and Waiver

     Exhibit E:     Standstill Agreement

                         Exhibit F:     Letter Agreement


                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1997

     Appaloosa Management L.P.
      By:Appaloosa Partners Inc.,
     Its General Partner

      By:/s/ David A. Tepper
     David A. Tepper
     President


     David A. Tepper


     /s/ David A. Tepper

                   EXHIBIT INDEX


   ExhibitExhibit NamePage

    ASecond Supplemental
       Indenture              [Incorporated by
                              reference to Exhibit
                              10.2 to the Report on
                              Form 8-K of the Company
                              filed July 14, 1997]

B         Warrant Agreement        [Incorporated by
                                   reference to Exhibit
                                   10.6 to the Report on
                                   Form 8-K of the Company
                                   filed July 14, 1997]

C         Withdrawal Letter        [Incorporated by
                                   reference to Exhibit
                                   10.5 to the Report on
                                   Form 8-K of the Company
                                   filed July 14, 1997]

D         Consent and Waiver  [Incorporated by
                              reference to Exhibit
                              10.4 to the Report on
                              Form 8-K of the Company
                              filed July 14, 1997]


E         Standstill Agreement     [Incorporated by
                                   reference to Exhibit
                                   10.1 to the Report on
                                   Form 8-K of the Company
                                   filed July 14, 1997]

F         Letter Agreement         13

                                       EXHIBIT F

               INAMED CORPORATION
           3800 Howard Hughes Parkway
                   Suite 1800
            Las Vegas, Nevada  89109


  July 2, 1997


Appaloosa Management L.P.
51 John F. Kennedy Parkway
Short Hills, New Jersey  07078
Attention: Mr. David Tepper

Gentlemen:

  Reference is made to: (i) the Warrant Agreement, dated as of the date hereof, between Inamed Corporation (the "Company") and U.S. Stock Transfer Corporation as Warrant Agent (the "Warrant Agreement"); (ii) the Second Supplemental Indenture, dated as of the date hereof (the "Supplemental Indenture"), to the Indenture, dated as of January 2, 1996 (as amended from time to time, the "Indenture"); (iii) the Consent and Waiver, dated as of the date hereof, delivered in connection with the Indenture (the "Consent and Waiver"); and
(iv) the Standstill Agreement, dated as of the date hereof, by and among the Company, Appaloosa (as defined below) and Donald
K. McGhan (the "Standstill Agreement"). In consideration of obtaining from Appaloosa Management L.P. (on behalf of its affiliates who hold securities of the Company (collectively, "Appaloosa")) contemporaneously herewith Appaloosa's consent to and waiver of certain existing covenant defaults under the Indenture specified in the Consent and Waiver and in order to induce Appaloosa to execute the Consent and Waiver and to consent to the terms of the Supplemental Indenture and the Warrant Agreement, the Company agrees to the following:

1. From and after the date hereof, the Company shall indemnify and hold harmless Appaloosa and its employees and associates from and against any losses, claims, damages and liabilities, and related costs and expenses, including attorneys' fees, to the extent they relate to, are the result of or arise out of in any way the execution and delivery of this letter agreement or any of the Indenture, the Warrant Agreement, the Consent and Waiver or the Standstill Agreement (collectively, the "Transaction Documents").

2. Upon the execution of this letter agreement, the Company will pay $100,000 in cash to Appaloosa (not including any fees payable to Ernst & Young in connection with its examination of the Company's books and records) in lieu of an accounting of Appaloosa's costs and expenses incurred in connection with this letter agreement and related matters.

3.     The Company will use its best efforts to provide
       Appaloosa with information on an ongoing basis concerning the affairs of the Company, including information on the Company's search for new senior executives and regarding the Silicone Gel Breast
       Implants Products Liability Litigation MDL 926 currently pending in the United States District Court, Northern
       District of Alabama, Southern Division.

4. In addition to any other registration rights contained in the Transaction Documents, if, at any time, the Company proposes or is required to register any of its equity securities under the Act (as defined in the Warrant Agreement) (other than pursuant to registrations on such form or similar form(s) solely for registration of securities in connection with an employee benefit plan or dividend reinvestment plan), the Company shall give prompt written notice to Appaloosa of its intention to so register its securities and of Appaloosa's rights under this paragraph. Upon the written request of Appaloosa made within 20 days following the receipt of any such written notice (which request shall specify the maximum number of shares of Common Stock (as defined in the Warrant Agreement) intended to be disposed of by Appaloosa), the Company will use its best efforts to effect the registration under the Act of all shares of Common Stock which the Company has been so requested to register by Appaloosa. Appaloosa shall have the right to withdraw its request for inclusion of its Common Stock in any registration statement pursuant to this paragraph at any time by giving written notice to the Company of its request to withdraw. Except for underwriting discounts (which will be borne by Appaloosa), the Company shall pay all expenses (including, without limitation, filing and applicable fees of the Securities and Exchange Commission) in connection with any registration pursuant to this paragraph of Common Stock held by Appaloosa. The provisions of Sections 12(b), 12(c), 12(d) and 12(e) of the Warrant Agreement are incorporated herein by reference, except references therein to the Warrants or Warrant Shares being registered pursuant to Section 12 of the Warrant Agreement shall, for purposes hereof, be deemed to be references to the Common Stock held by Appaloosa being registered pursuant to this paragraph.

5. At the request of Appaloosa, the Company shall take all necessary action to cause a representative of Appaloosa as Appaloosa may designate to be nominated to the Board of Directors of the Company (any person designated by Appaloosa pursuant to this paragraph from time to time, an "Appaloosa Designee"). Thereafter, in connection with any annual meeting of stockholders at which the term of the Appaloosa Designee is to expire, the Company will take all necessary action to cause an Appaloosa Designee to be nominated and shall use its best efforts to cause such Appaloosa Designee to be elected to the Board of Directors of the Company. Appaloosa shall have the sole right to remove any Appaloosa Designee, with or without cause. In the event of any vacancy arising by reason of the resignation, death, removal or inability to serve of any Appaloosa Designee, Appaloosa shall be entitled to designate a successor to fill such vacancy for the unexpired term. In addition, from and after the date an Appaloosa Designee joins the Board of Directors of the Company, the Company shall maintain a Board of Directors consisting of at least a majority of qualified independent outside directors.


In addition, the Company represents and warrants as of the date hereof as follows:

1. The Company has all right, power and authority to enter into this letter agreement and the Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this letter agreement and each of the Transaction Documents and compliance by the Company with all the provisions hereof and thereof (including the issuance of shares upon conversion of the Notes (as defined in the Indenture) or upon exercise of the Warrants (as defined in the Warrant Agreement)) and consummation by the Company of the transactions contemplated hereby and thereby (i) do not and will not require the approval or consent of the stockholders of the Company; and (ii) have been duly authorized by the Company's Board of Directors, and
       (iii) do not and will not require any other corporate action on the part of the Company.

2. This letter agreement and the Transaction Documents have each been duly executed and delivered by the Company and constitute valid and binding agreements of the Company, enforceable in accordance with their respective terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights. The shares of common stock of the Company issuable upon conversion of the Notes and upon exercise of the Warrants have been validly reserved for issuance, and upon issuance, will be validly issued and outstanding, fully paid, and nonassessable.

3. The execution, delivery and performance of this letter agreement and the Transaction Documents, the issuance of shares of common stock of the Company upon conversion of the Notes or upon exercise of the Warrants, and the fulfillment of or compliance with the terms and provisions hereof or thereof, do not and will not conflict with or result in a breach of the terms, conditions, or provisions of, or give rise to a right of termination under, or constitute a default under, or result in any violation of, the Articles or By-Laws or any contract of the Company or any of its subsidiaries, nor do any of them or will any of them violate or result in a breach of or constitute a default under any law, rule, regulation, judgment, injunction, order, decree or other restriction of any court or governmental authority to which the Company or any of its subsidiaries is subject. Except as expressly acknowledged in the Transaction Documents, the Company is not in default under any outstanding indenture or other debt instrument or with respect to the payment of the principal of or interest on any outstanding obligations for borrowed money, or is in default under any of its contracts.

  If this letter agreement accurately reflects Appaloosa's understanding of the agreement between Appaloosa and the Company, please sign this letter and the enclosed copy and return one of them to the Company whereupon the foregoing shall constitute a valid and binding agreement between Appaloosa and the Company.

     Very truly yours,

     INAMED CORPORATION


     By:________________


Agreed to and accepted as of
the date first above written:

APPALOOSA MANAGEMENT L.P.


By: _______________________